August 21, 2009

BY EDGAR AND HAND DELIVERY

Ms. Sonia Barros

Ms. Stacie Gorman

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Colony Financial, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed August 4, 2009
File No. 333-160323

Dear Ms. Barros and Ms. Gorman:

On behalf of our client, Colony Financial, Inc., a Maryland corporation (the “Company”), we have electronically transmitted under separate cover, pursuant to Regulation S-T, Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-160323) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended, which has been marked to show changes from the Company’s filing of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Securities and Exchange Commission (the “Commission”) on August 4, 2009.

This letter responds to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”), received by letter dated August 18, 2009 (the “Comment Letter”), with respect to Amendment No. 1, and the changes reflected in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) include those made in response to the Comment Letter. We have enclosed with this letter a marked copy of Amendment No. 2, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, set forth in italics below are your numbered comments, with the Company’s responses immediately following. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 2 to the Registration Statement. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 2 to the Registration Statement.

Securities and Exchange Commission

August 21, 2009

General Comments

1.	We note your response to comment 1 of our letter dated July 28, 2009. In your response, you have provided some disclosure regarding one program with a similar investment objective. You state that you should not have to include any additional disclosure required by Guide 5 because it is not relevant or is otherwise inappropriate. We note that Guide 5 is not limited to other programs with similar investment objectives. Guide 5 applies to “all other programs, both public and nonpublic, that have invested primarily in real estate, regardless of the investment objectives of the programs.” See section 8.A.1. of Guide 5. See also Instruction 3 to Tables I, II and III in Appendix II. Please provide all of the disclosure required by Item 8 and Appendix II of Guide 5, including the prior performance tables. Please provide the prior performance tables in the manner required by Appendix II of Guide 5.

In response to the Staff’s comment, the Company has provided the disclosure requested in accordance with Industry Guide 5.

2.	We note your response to comment 6 of our letter. In response to our comment, you have revised your disclosure to state that Colony Capital may be deemed to be the Company’s sponsor. Please revise to clearly state that Colony Capital is the Company’s sponsor. Please see Rule 405 of the 1933 Act and Item 11(d) of Form S-11.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 as requested.

Our Target Assets, page 6

3.	We note your response to comment 12 and corresponding revisions on pages 7, 62 and 93. Please also disclose the targeted credit ratings of each asset class in your expected initial portfolio.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 under the caption “Summary—Our Target Assets,” on page 64 under the caption “Use of Proceeds” and on page 96 under the caption “Business—Our Target Assets,” as requested.

Business, page 84

Our Target Assets, page 89

4.	We note your response to comment 27 of our letter. In this section, please revise your disclosure to clarify that you do not have a formal portfolio turnover policy and that you do not intend to adopt one. Further, please revise your disclosure in this section to clarify that you intend to hold most of your assets for three to ten years, and disclose the circumstances that would cause you to sell your assets earlier than three years or hold your assets longer than 10 years.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 under the caption “Business—Our Target Assets,” as requested.

Securities and Exchange Commission

August 21, 2009

Certain Relationships and Related Party Transactions, page 128

Registration Rights Agreement, page 131

5.	We note your response to comment 41 and corresponding revisions on pages 131 and 140. Please advise us, and disclose in your next amendment, if there are any penalties associated with failure to file or maintain the effectiveness of a registration statement covering the shares owned by individuals covered by this agreement. If applicable, please revise your disclosure to include:

•	the events or circumstances that would require you to transfer consideration under the arrangement other than the indemnification agreement disclosed on pages 131 and 140,

•	any settlement alternatives contained in the terms of the registration payment arrangement, including the party that controls the settlement alternatives,

•

the maximum potential amount of consideration, undiscounted, that you could be required to transfer under the registration payment arrangement (including the maximum number of shares that may be required to be issued). If the terms of the arrangement provide for no limitation to the maximum potential consideration (including shares) to be transferred, that fact shall be disclosed, and

•

the current carrying amount of the liability, if any, representing your obligations under the registration payment arrangement and the income statement classification of any gains or losses resulting from changes in the carrying amount of that liability.

Refer to paragraph 12 of FSP EITF 00-19-2 (FASB ASC 825-20-50-1).

The Company respectfully advises the Staff that the registration rights agreement does not contain any penalties associated with failure to file or maintain the effectiveness of a registration statement covering the shares owned by individuals covered by such agreement. The Company advises the Staff that it will be filing the registration rights agreement as an exhibit to a future amendment to the Registration Statement.

Exhibits

6.	We note your response to comment 45 of our letter. Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K.

The Company acknowledges the Staff’s comment.

****

Securities and Exchange Commission

August 21, 2009

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. Please note that, under separate cover, the Company also has responded to the comments of the staff of the Division of Investment Management received pursuant to teleconferences with Ms. Plesset on August 11 and 13, 2009. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at 202-637-3675.

Very truly yours,

/s/ David P. Slotkin

David P. Slotkin, Esq.

cc:	Ronald M. Sanders, Esq.
J. Warren Gorrell, Jr., Esq.
Larry P. Medvinsky, Esq.